EXHIBIT 99.1

MAGIC SOFTWARE ENTERPRISES LTD.
5 HaPlada Street, Or Yehuda 60218, Israel

October 11, 2011

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 20, 2011

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to attend the 2011 Annual General Meeting of Shareholders of Magic Software Enterprises Ltd., to be held at 10:00 a.m. (Israel time) on Sunday, November 20, 2011, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel, for the following purposes:

1.	To re-elect three directors for terms expiring at our 2012 Annual General Meeting of Shareholders;

2.	To re-elect Mr. Elan Penn to serve as an external director (as such term is defined in the Israeli Companies Law) for a third three-year term;

3.	To approve certain amendments to our Articles of Association to reflect recent amendments to the Israeli Companies Law, 5759-1999 and Israeli Securities Law, 5728-1968;

4.	Subject to the approval of Item 3, to approve a form of indemnification and exculpation letter for directors and officers;

5.	To approve terms of procurement of directors’ and officers’ liability insurance policy as a framework agreement for a period of three years;

6.	To approve a distribution agreement with Asseco Poland S.A., our controlling shareholder, with terms consistent with the standard distribution agreements entered into with third party distributors;

7.
To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2011 and until the annual general meeting of shareholders to be held in 2012; and

8.	To review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2010.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on October 11, 2011 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 72 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 5 HaPlada Street, Or Yehuda, 60218, Israel, Attention: Corporate Secretary.

Sincerely,

Naamit Salomon
Chairman of the Board of Directors

MAGIC SOFTWARE ENTERPRISES LTD.
5 HaPlada Street, Or Yehuda 60218, Israel
+972-3-538-9480

PROXY STATEMENT

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd. to be voted at the 2011 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Sunday, November 20, 2011, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel.

This Proxy Statement, the attached Notice of 2011 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about October 14, 2011.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) re-election of three directors for terms expiring at our 2012 Annual General Meeting of Shareholders; (ii) re-election of Mr. Elan Penn to serve as an external director (as such term is defined in the Israeli Companies Law) for a third three-year term; (iii) approval of certain amendments to our Articles of Association to reflect recent amendments to the Israeli Companies Law, 5759-1999 and Israeli Securities Law, 5728-1968; (iv) subject to the approval of Item 3, approval of a form of indemnification and exculpation agreement for directors and officers; (v) approval of terms of procurement of directors’ and officers’ liability insurance policy as a framework agreement for a period of three years; (vi) approval of a distribution agreement with Asseco Poland S.A., our controlling shareholder, with terms consistent with the standard distribution agreements entered into with third party distributors; and (vii) ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2011 and until the annual general meeting of shareholders to be held in 2012.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2010 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director and external director listed in this Proxy Statement and FOR all of the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on October 11, 2011 are entitled to notice of, and to vote in person or by proxy at the Meeting.  As of October 11, 2011, the record date for determination of shareholders entitled to vote at the Meeting, there were 36,472,520 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least 72 hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one-third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as the chairman of the board of directors may determine with the consent of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment.  At the reconvened Meeting, the presence of at least two shareholders, represented in person or by proxy, will constitute a quorum.  This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  Each proposal details the voting majority required in order for such resolution to be adopted.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholder, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 50.9% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of all of the other proposals to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange, holds 18,560,352 or 51.3% of our outstanding ordinary shares.  Formula Systems is controlled by Asseco Poland S.A., or Asseco, a Polish company listed on the Warsaw Stock Exchange, which holds 50.2% of the ordinary shares of Formula Systems.  Accordingly, Asseco ultimately controls our company.

The following table sets forth certain information as of October 11, 2011 regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director; and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	18,560,352	50.9%
Formula Systems (1985) Ltd. (3)	18,560,352	50.9%
Guy Bernstein (4)	200,000	*
Asaf Bernstein (5)	21,666	*
Itiel Efrat	—	—
Elan Penn	—	—
Naamit Salomon	6,000	*
Yehezkel Zeira	—	—
All directors and executive officers as a group (six persons)(6)	227,266	*

* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 36,472,520 ordinary shares issued and outstanding as of October 11, 2011.

(3)
Asseco beneficially owns 50.2% of the outstanding shares of Formula Systems  As such, Asseco may be deemed to be the beneficial owner of the aggregate 18,560,352 ordinary shares held of record by Formula Systems.  The address of Formula Systems is 5 Haplada Street, Or-Yehuda, Israel.  The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland..

(4)
Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $0 per share that expire in November 2020.  Consideration received by Mr. Guy Bernstein for the sale of any ordinary shares issued upon the exercise of such options prior to the third anniversary of the date of the option grant will be held in trust and Mr. Bernstein will be entitled to the consideration from the sale of ordinary shares underlying one-third of the options on each of the first, second and third anniversaries of the option grant, provided that Mr. Bernstein has not terminated his service as an executive officer, consultant or director of our company prior to a scheduled release date.

(5)	Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $0 to $2.67 per share that expire in 2018 and 2019.

(6)	See footnotes (4) and (5).

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors.  The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our articles of association provide that we may have no fewer than three and no more than 11 directors, as may be determined from time to time at a general meeting of shareholders.   Our Board of Directors currently consists of five directors, including two external directors appointed in accordance within the Israeli Companies Law.  Our directors, other than the external directors, are elected at each annual general meeting of shareholders.  All the members of our Board of Directors may be re-elected upon completion of their term of office (except the external directors, whose re-election is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, see Item 2).  Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our articles of association.

At the Meeting, shareholders are being asked to re-elect each of our current directors who is not an external director, Mr. Guy Bernstein, Ms. Naamit Salomon and Mr. Yehezkel Zeira, to hold office until our 2012 Annual General Meeting of Shareholders and until their successors are elected and qualified.  All of the directors standing for re-election at the Meeting were elected to serve in such capacity by our shareholders at our 2011 Annual General Meeting of Shareholders.

As required by Israeli law, each of the director nominees named above has declared in writing that: (i) he or she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent.  Such declarations are available for review at our registered office.

Under the Israeli Companies Law, the board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law.  Our board of directors has determined, accordingly, that at least one director must have “accounting and financial expertise.” Our Board of Directors has further determined that Mr. Elan Penn has the requisite “accounting and financial expertise.”

As a controlled company, within the meaning of NASDAQ Listing Rules, we are exempt from the NASDAQ Listing Rules requirement that a majority of a company’s board of directors qualify as independent directors within the meaning of the NASDAQ Listing Rules.  We are also exempt from the NASDAQ Listing Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association.  Our articles of association do not provide otherwise.  Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director.  We do not have any understanding or agreement with respect to the future election of any of the nominees named.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.  For details about beneficial ownership of our shares held by any of these nominees, see above under the title “Security Ownership of Certain Beneficial Owners and Management.”

Nominees For Election As Director For Terms Expiring In 2012

Guy Bernstein (43) has served as our acting chief executive officer since April 2010 and has served as a director of our company since January 2007.  Mr. Bernstein served as the chairman of our board of directors from April 2008 to April 2010.  Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008.  From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder.  Mr. Bernstein also serves as a director of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd., both of which are subsidiaries of Formula Systems.  From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004.  Prior to that and from 1999, Mr. Bernstein served as our chief financial and operations officer.  Prior to joining our company, Mr. Bernstein was at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997.  Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant (CPA) in Israel.

Naamit Salomon (47) has served as director of our company since March 2003.  Since January 2010, Ms. Salomon has served as a partner in an investment company.  Ms. Salomon serves as a director of Sapiens, which is part of the Formula group.  Ms. Salomon served as the chief financial officer of Formula Systems from August 1997 until December 2009.  From 1990 through August 1997, Ms. Salomon served as the controller of two large privately held companies in the Formula group.  Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and an L.L.M. degree from Bar-Ilan University.

Yehezkel Zeira (67) has served as a director of our company since December 2005 and is a member of our audit committee.  Mr. Zeira has served as an independent IT consultant since 2001.  From 2000 to 2001, Mr. Zeira served as executive vice president international of Ness Technologies Inc., and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., including as chief executive officer which position he assumed in 1982.  Mr. Zeira holds a B. Sc. degree in industrial engineering and an M. Sc. degree in operations research, both from the Technion - Israel Institute of Technology and has participated in the Harvard Business School program for management development.

The Board of Directors recommends a vote FOR the election of each of the nominees named above.

II.    RE-ELECTION OF AN EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation (as such term is defined in the Israeli Companies Law) with the company, or the controlling shareholder or at the date of appointment to a relative of the controlling shareholder or to another corporation; (iii) in a company that does not have a controlling shareholder or a shareholder holding a controlling block – also an affiliation, at the date of appointment, to the chairman of the board of directors, the chief executive officer, a substantial shareholder or the most senior financial officer  and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.  The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).  In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

External directors are elected by shareholders.  The shareholders voting in favor of an external director must include (i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.  External directors serve for a three-year term, which may be renewed for two additional three-year periods through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (described above); or (ii) one or more shareholders holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by the majority set forth above.

External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Each committee that is authorized to exercise powers that are usually vested in the board of directors must include at least one external director and the audit committee must include all of the external directors.  An external director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

At least one of the external directors elected must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Mr. Itiel Efrat was elected to serve as an external director at our 2006 annual general meeting of shareholders for an initial three-year term and was elected to serve as an external director at our 2009 annual general meeting of shareholders for a second three-year term, pursuant to the provisions of the Israeli Companies Law. Mr. Elan Penn was elected to serve as an external director at our 2005 annual general meeting of shareholders for an initial three-year term and at our 2008 annual general meeting of shareholders, was elected to serve as an external director for a second three-year term.  Accordingly, at the Meeting, shareholders will be asked to re-elect Mr. Penn as an external director for a third three-year term, effective as of the date of the Meeting.

Our Board of Directors has determined that Messrs. Efrat and Penn both qualify as external directors under the Israeli Companies Law requirements.  In addition, our Board of Directors has determined that Mr. Penn has “accounting and financial expertise” and Mr. Efrat has “professional qualifications,” as such terms are defined under the Israeli Companies Law.

As required by Israeli law, the external director nominee named above has declared in writing that: (i) he meets the requirements of an external director; (ii) he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of our company; (iii) he was not convicted by a conclusive judgment: (a) for an offense under Sections 290 to 297, 392, 415, 418 to 420 or 422 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by  a manager of a corporate body or an offense involving misuse of inside information; (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iv) he is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him from serving as a director;  (v) he has not been declared bankrupt or incompetent; and (vi) he possesses accounting and financial expertise. Such declaration is available for review at our registered office.

We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an external director.  In the event that the named nominee for external director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

Set forth below is a brief biography of the nominee for external director, based upon our records and information furnished to us by him.

Nominee for Re-election as an External director

Elan Penn (60) has served as an external director of our company (within the meaning of the Israeli Companies Law) since December 2005 and is a member of our audit committee and our investment committee.  Mr. Penn was elected as an external director for a second three-year term as of December 29, 2008.  Mr. Penn has served as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel since 2001.  From 2000 to 2001, Mr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd.  Mr. Penn served as chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 through 2000.  From 1992 to 2000, Mr. Penn served as vice president of finance and administration of Mashov Computers Ltd.  From 1987 to 1991 and again from 1992 to 1997, Mr. Penn served as our company’s vice president of finance and administration.  Mr. Penn also serves as a director of Telcoor Telekom Ltd.  Mr. Penn holds a B.A. degree in economics from the Hebrew University of Jerusalem and a Ph.D. in management science from the University of London.

The election of the  nominee for external director requires the affirmative vote of ( i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.

The Board of Directors recommends a vote FOR the election of the nominee for external director named above.

External Director Continuing in Office
Biographical information concerning the external director continuing in office follows for informational purposes only.

Itiel Efrat (47) has served as an external director of our company (within the meaning of the Israeli Companies Law) since December 2006 and is a member of our audit committee.  Mr. Efrat is the founder and has served as co-managing director of ERB Ltd., a leading financial consulting firm, since 1995.  Mr. Efrat was also the founder and is a member of the board of directors of ESOP-Excellence Trust Company since 2004.  Mr. Efrat is a certified public accountant (CPA) in Israel and holds a B.A. degree in accounting and economics from Tel Aviv College of Management.

III.  APPROVAL OF AMENDMENTS TO OUR ARTICLES OF ASSOCIATION
(Item 3 on the Proxy Card)

Under the Israeli Companies Law, an amendment to a company’s articles of association must be approved by the shareholders.  We propose to amend several provisions of our Articles of Association, as described below.  If the proposed amendments are approved at the Meeting, we will amend and restate our Articles of Association, and the amended and restated Articles of Association will be posted on our website at www.magicsoftware.com.  Set forth below is a brief description of the background to the proposed amendments to our Articles of Association.

Amendments to the Articles of Association to Update and Conform them to Recent Amendments to the Israeli Companies Law, 5759-1999

In recent years, the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, has undergone several amendments.  Most recently, in March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, which implements a comprehensive reform in the corporate governance of Israeli companies.  Most of the provisions of Amendment No. 16 became effective on May 15, 2011 and the remainder became effective on September 15, 2011.

In order to conform our existing Articles of Association to the Israeli Companies Law as currently in effect, particularly following Amendment No. 16, and to update them to conform with current laws and regulatory requirements, we propose to amend Sections 8(b)(ii), 12, 25, 26(a), 28(a), 30(b), 30(d), 31(b), 35, 37, 38(a), 39, 40, 41, 42, 43(b), 45, 46(d), 47(b), 47(c), 48(d), 54, 61 and 70 of our Articles of Association in the manner set forth on Appendix A1 hereto.  The words proposed to be added to such sections are highlighted in boldface font and underlined, and the words proposed to be deleted from such sections are indicated by strikethrough.

Amendments to Conform the Articles of Association to Recent Amendment to the Israeli Securities Law, 5728-1968

A recent amendment to the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law and the regulations promulgated thereunder.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time.  The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1.0 million (currently equivalent to $266,311), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1.0 million, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance.  Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company’s articles of association but monetary sanctions imposed on an officer may not be reimbursed.

To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, including, among other things, indemnification and insurance in connection with administrative proceedings following the recent amendment to the Israeli Securities Law, described above, we propose to amend Sections 55-57 of our Articles of Association in the manner set forth on Appendix A2.  The words proposed to be added to such sections are highlighted in boldface font and underlined, and the words proposed to be deleted from such sections are indicated by strikethrough.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed amendments to the Articles of Association of the Company, as set forth on Appendix A1 and Appendix A2 to the proxy statement for the 2011 Annual General Meeting of Shareholders, be, and hereby are, approved and adopted.”

Pursuant to the Israeli Companies Law, in general the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve an amendment to a company’s articles of association.  However, in order for the foregoing resolution to be effective with respect to the proposed amendments to Articles 55 and 56 relating to insurance and indemnification of officers and directors, either (i) the shares voting in favor of the proposal must include at least a majority of those shareholders who do not have a personal interest with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the shareholders that do not have a personal interest who vote against the proposal must not represent more than 2% of the voting rights in our company.

If the foregoing resolution is approved only by the affirmative vote of the holders of a majority of the ordinary shares voting on the matter, but not by the special majority of the non-interested shareholders, as described above, our Articles of Association will be amended and restated without the proposed amendments to Articles 55 and 56 to our Articles of Association.  In such case, those articles will remain in their current form.

Explanation of Personal Interest. The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the approval of the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The Board of Directors recommends a vote FOR the foregoing resolution.

IV.   APPROVAL OF A FORM OF INDEMNIFICATION AND EXCULPATION LETTER FOR DIRECTORS AND OFFICERS
(Items 4A and 4B on the Proxy Card)

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to undertake in advance to indemnify and exempt our directors and officers, subject to certain conditions and limitations.  In the past, our Audit Committee, Board of Directors and shareholders approved the award of indemnification and exculpation letters to all our directors and officers (including directors and officers who may be deemed to be controlling shareholders, within the meaning of the Israeli Companies Law).

In light of the recent amendments to the Israeli Securities Law described in Item 3 above, and provided that Sections 54, 55 and 57 of our Articles of Association are amended as proposed in Item 3 above, we propose to amend our form of indemnification and exculpation letter to ensure that our directors and officers (including any director and officer who may be deemed to be a controlling shareholder, within the meaning of the Israeli Companies Law) are afforded protection to the fullest extent permitted by law as currently in effect.  The form of the amended indemnification and exculpation letter is attached hereto as Appendix B.  Under the proposed form of indemnification and exculpation letter, the total amount of indemnification that we may pay may not exceed an amount equal to 25% of our shareholders equity in the aggregate, calculated with respect to each of our directors and officers.

Our Audit Committee and Board of Directors believe that approval of the form of indemnification and exculpation letter is in our company’s best interest as it will enable us to attract and retain highly qualified directors and officers from time to time.

Under the Israeli Companies Law, an undertaking to indemnify or exempt an officer holder requires the approval of the audit committee and board of directors, and if the office holder is a director, also the shareholders, in that order.  The proposed form of amended indemnification and exculpation letter attached as Appendix B was approved by our Audit Committee on August 1, 2011 and by our Board of Directors on August 3, 2011.

It is therefore proposed that at the Meeting the following resolutions be adopted:

RESOLUTION 4A: “RESOLVED, that the form of indemnification and exculpation letter, attached as Appendix B to the proxy statement for the 2011 Annual General Meeting of Shareholders, for directors or officers of the Company serving in such capacity from time to time who are not deemed to be controlling shareholders (within the meaning of the Israeli Companies Law), be, and hereby is, approved and adopted.”

RESOLUTION 4B: “RESOLVED, that the form of indemnification and exculpation letter, attached as Appendix B to the proxy statement for the 2011 Annual General Meeting of Shareholders, for directors or officers of the Company serving in such capacity from time to time who are deemed to be controlling shareholders (within the meaning of the Israeli Companies Law), be, and hereby is, approved and adopted.”

The approval of Resolution 4A requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

The approval of Resolution 4B requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that, either (i) the shares voting in favor of the proposal include at least a majority of the shareholders who do not have a personal interest with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the shareholders who do not have a personal interest who vote against the proposal do  not represent more than 2% of the voting rights in our company.  The Israeli Companies Law requires that each shareholder voting on Resolution 4B indicate whether or not the shareholder has a personal interest in the approval of the proposal.  Otherwise, the shareholder is not eligible to vote on Resolution 4B and his or her vote will not be counted for the purposes of Resolution 4B.  For the definition of “personal interest” under the Israeli Companies Law, see Item 3. Explanation of Personal Interest.

The Board of Directors recommends a vote FOR the foregoing resolutions.

V.      APPROVAL OF THE PURCHASE OF DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE POLICY
(Item 5 on the Proxy Card)

The Israeli Companies Law provides that a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred with respect to an act or omission in his or her capacity as an office holder.  These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty (provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests) and certain monetary liability imposed on the office holder in favor of a third-party.

Our articles of association, as currently in effect, allow us to insure our office holders to the fullest extent permitted by law prior to the recent amendments to the Israeli Companies Law and Israeli Securities Law.  We currently maintain a directors’ and officers’ liability insurance policy with liability coverage of up to $20 million per claim and in the aggregate (including legal costs incurred world-wide) and an annual premium of $39,000.  Such policy is scheduled to expire on December 14, 2011.

Our Audit Committee and Board of Directors have approved, subject to shareholder approval, a framework agreement of terms and conditions for the renewal, extension and/or replacement, from time to time, up to a period of three years from December 14, 2011, of our directors’ and officers’ liability insurance policy for all directors and officers of the company and its subsidiaries, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law), or the New Policy, as follows: (i) the Audit Committee and Board of Directors must approve that the New Policy is in accordance with the terms and conditions of the framework agreement described in this Proxy Statement; (ii) the annual aggregate premium of the New Policy may not exceed 25% of the previous year’s aggregate premium; (ii) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 25% in any year, as compared to the previous year’s aggregate coverage limit; and (iii) the terms of any New Policy must be identical with respect to all of our officers and directors (including officers and directors who may be deemed controlling shareholders, within the meaning of the Israeli Companies Law), and any New Policy must be on market terms and may not materially impact our profitability, assets or liabilities.  No further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of the New Policy entered into in compliance with the foregoing terms and conditions of the framework agreement.

If Item 3 is approved, our articles of association will allow us to insure our office holders to the fullest extent permitted by law following the recent amendments to the Israeli Companies Law and the Israeli Securities Law.  Subject to the approval of Item 3, any New Policy that we acquire will entitle us to insure our officers and directors for the additional liabilities permitted by the recent amendments to the Israeli Companies Law and the Israeli Securities Law, as described above.

Under the Israeli Companies Law, the procurement of insurance coverage for office holders requires the approval of the audit committee and board of directors, and if such office holder is a director, also the shareholders, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the framework agreement of terms and conditions for the renewal, extension and/or replacement of the directors’ and officers’ liability insurance policy of the Company and its subsidiaries, for all directors of the Company and its subsidiaries, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law) set forth in the proxy statement for the 2011 Annual General Meeting of Shareholders, be and hereby is approved; and that the management of the Company be, and it hereby is, authorized to negotiate and execute in the name and on behalf of the Company, contracts for the renewal, extension and/or replacement of such policy pursuant to and in accordance with the terms and conditions of the framework agreement set forth in the proxy statement for the 2011 Annual General Meeting of Shareholders.”

Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

In order for such resolution to be effective with respect to a director who is deemed a controlling shareholder, either (i) the shares voting in favor of the proposal include at least a majority of those shareholders who do not have a personal interest with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the shareholders that do not have a personal interest who vote against the proposal do not represent more than 2% of the voting rights in our company.  However, pursuant to the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000, such special majority is not required with respect to a director who is a controlling shareholder if the Audit Committee and Board of Directors have determined that the terms of the insurance as applicable to an office holder who is a controlling shareholder are less than or equal to the terms of insurance policy as applicable to all other office holders, and that the insurance policy is on markets terms and is not likely to materially impact the company’s profitability, assets or liabilities.  As described above, our Audit Committee and Board of Directors is required to determine, with respect to any New Policy, that it is in accordance with the terms of the framework agreement, which include the requirement that the terms of any New Policy must be identical with respect to all of our officers and directors (including officers and directors who may be deemed controlling shareholders, within the meaning of the Israeli Companies Law) and that any New Policy must be on market terms and may not materially impact our profitability, assets or liabilities.  Such special majority will be required, however, if one or more shareholders holding at least 1% of our issued and outstanding shares or voting rights objects to the relief from the special majority requirement, provided that such objection is submitted to us in writing not later than 14 days from the date of this notice.

The Board of Directors recommends a vote FOR the foregoing resolution.

VI.  APPROVAL OF A DISTRIBUTION AGREEMENT WITH OUR COMPANY’S CONTROLLING SHAREHOLDER
(Item 6 on the Proxy Card)

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or the Amendment, which implements a comprehensive reform in the corporate governance of Israeli companies.  Among other things, the Amendment added to the Israeli Companies Law the requirement that an engagement with a controlling shareholder, including with an entity controlled by the controlling shareholder or his or her relative, regarding the provision of services to the company by such person or entity, be approved by the audit committee, the board of directors and a special majority of the shareholders (in that order).  Pursuant to the Amendment, any such engagement that is for a period of more than three years must be approved by the shareholders every three years.

Asseco, an IT company listed on Warsaw Stock Exchange, has been the controlling shareholder of our company since November 2010.  On September 1, 2011 our company signed a non-exclusive distribution agreement with Asseco, according to which Asseco will have the non-exclusive right to sell our company’s products in Poland.  The terms of the agreement are consistent with the standard distribution agreements that we have entered into from time to time with third party distributors.  Our Audit Committee and Board of Directors have determined that the agreement with Asseco was carried out on an arm’s - length basis.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s entry into an agreement with Asseco Poland S.A., the Company’s controlling shareholder, to act as a distributer of the Company’s products in Poland, be and it hereby is approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either (i) such majority includes at least a majority of  those shareholders who do not have a personal interest with respect to such proposal  voting on the matter (not including abstentions) or (ii) the total shareholdings of the shareholders that do not have a personal interest who vote against the proposal must not represent more than 2% of the voting  rights in our company.

Explanation of Personal Interest. The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

The Board of Directors recommends a vote FOR the foregoing resolution.

VII.    RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 7 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2011 and until the annual general meeting of shareholders to be held in 2012, pursuant to the recommendation of our Audit Committee and Board of Directors.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with applicable law and our Articles of Association, our Board of Directors has delegated to our Audit Committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer according to the volume and nature of their services.  With respect to fiscal year 2010, we paid Kost Forer Gabbay & Kasierer approximately $191,000 for audit services, approximately $7,500 for audit-related services and approximately $35,00 for tax services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the independent registered public accountants of Magic Software Enterprises Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2011 and until its 2012 annual general meeting of shareholders, be and hereby is ratified and approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

VIII.     REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2010 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2010, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2010, which was filed with the Securities and Exchange Commission on March 18, 2011, is available on our website at www.magicsoftware.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Amit Birk
Corporate Secretary
Dated: October 11, 2011

Appendix A1

8.
(b)         (ii)       The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class; provided, however, that the requisite quorum at any such separate General Meeting shall be two or more shareholders present in person or proxy and holding not less than the minimum amount of voting power required by the Companies Law to constitute the quorum of the issued shares of such class.

12.	Allotment of Shares

The un-issued shares shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and at such times, as the Board of Directors may think fit, and the power to give to any person the option to acquire from the Company any shares, during such time and for such consideration as the Board of Directors may think fit.

25.	Extraordinary General Meetings

(a)           All General Meetings other than Annual General Meetings shall be called "Extraordinary General Meetings."

(b)           The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting at such time and place as may be determined by the Board of Directors.

(c)           The Board of Directors shall be obligated to convene an Extraordinary General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors, upon requisition in writing as follows:

(i)            The requisition in writing is made by any of the following:

 (x)            two directors or twenty-five percent (25%) of the directors holding office;

 (y)            one or more shareholders holding at least five percent (5%) of the Company’s outstanding shares, and at least one-percent (1%) of the voting rights in the Company; and

 (z)            one or more shareholders holding at least five percent (5%) of the voting rights in the Company.

(ii)           The requisition in writing to convene an Extraordinary General Meeting pursuant to Article 25(c)(i) shall set forth the reasons for convening the meeting, shall be signed by the person(s) requesting the convening of the meeting and shall be delivered to the registered offices of the Company.

(iii)           Within twenty-one (21) days of receipt of the requisition in writing, the Board of Directors shall send a notice pursuant to Article 26 below to the shareholders of the Company. The General Meeting shall convene within at least 35 days from the date the written notice was issued.

26.
(a)      Not less than twenty-one (21) days' prior notice or thirty-five (35) days’ prior notice to the extent required under regulations promulgated under the Companies Law, shall be given of every General Meeting.  Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, as well as any other information required by the Companies Law or any regulation promulgated thereunder.

28.
(a)      Two or more shareholders (not in default in payment of any sum referred to in Article 33(a) hereof), present in person, by proxy or by proxy card and holding shares conferring in the aggregate the minimum amount of voting power required by the Companies Law to constitute a a quorum at General Meetings.  No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

resolution submitted to a General Meeting shall be decided by a show of hands, but if the Chairman of the General Meeting may determine that a resolution shall be decided by a written ballot, the same shall be decided by such ballot.  A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands.  If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.      All votes properly tendered by proxy card, as set forth in Article 33(c)(iii), with respect to a given resolution shall be counted for purposes of determining the outcome of any vote with respect to such resolution taken by show of hands or by secret ballot.

31.
(b)    It shall not be necessary to give any notice of an adjournment, unless the meeting is adjourned for twenty one (21) days or more in which event notice thereof shall be given in the manner required for the meeting as originally called.

35.	Powers of Board of Directors

(a) The Board of Directors shall determine the Company's policies, oversee the activities of the Chief Executive Officer, and take such other actions as are described in Section 92 of the Companies Law.  The Board of Directors shall be empowered to exercise any power of the Company not conferred upon by the Companies Law or by these Articles on any other organ of the Company.  The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law and of these Articles.

(a)                      (b) Borrowing Power.  The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(b)                      (c) Reserves.  The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

37.	Audit Committee

The Board of Directors shall appoint an Audit Committee (all of whose members must be Directors) comprised of at least three Directors, including all of the External Directors.  .

(b)           The duties of the Audit Committee shall be as set in Section 117 of the Companies Law.

(ii)           to decide whether to approve actions and transactions requiring approval of the Audit Committee pursuant to the Companies Law.

38.	Delegation of Powers

(a)           Subject to Section 112 of the Companies Law, the Board of Directors may delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors, at least one of which must be an External Director), and it may from time to time revoke such delegation or alter the composition of any such committee.  Any Committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article.  Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

39.	Number of Directors

The number of members of the Board of Directors (including External Directors) shall be determined, from time to time, by the Annual General Meeting, provided that the Board of Directors of the Company shall consist of not less than three (3) directors and not more than eleven (11) Directors.

40.	Election, Appointment and Removal of Directors

(a)           The Directors shall be elected and dismissed by the holders of a majority of the shares present and voting at an Annual General Meeting or an Extraordinary Meeting, provided that any vote to appoint or dismiss an External Director shall satisfy the requirements of Section 239 or Section 246, as the case may be, of the Companies Law.  Subject to Article 39 above, between annual meetings, the Board shall be empowered to appoint directors, other than External Directors, by a majority vote of the directors.

(b)           All Directors, except External Directors, shall retire at the Annual General Meeting of the Company immediately following the Annual General Meeting at which they were elected, subject to the provisions of sub-article 40(d) below.  The election of External Directors shall for a term of three years.

(c)                      (c)           A retiring Director shall be eligible for re-election, provided that External Directors shall only be entitled to re-election for two additional terms of three years each.

(d)

(e)

(f)                      (f)          Notwithstanding anything to the contrary in this Article 40, the shareholders may, at any time, by resolution at an Extraordinary General Meeting, discharge from office any member of the Board of Directors (provided that with respect to External Directors, the dismissal is effected in accordance with Section 246 of the Companies Law) and/or to appoint a member to the Board of Directors (provided that with respect to External Directors, the requirements of Section 239 of the Companies Law are satisfied); provided however, that in the event of dismissal of a Director, the Director shall first be given the opportunity to state his or her case.

(g)                      In the event of any contradiction between the provisions of this Article 40 and the provisions of the Companies Law relating to the election and term of External Directors, the applicable provisions of the Companies Law shall govern, and the External Directors shall be elected and hold office in accordance with the provisions of the Companies Law.

(h)

41.	Qualification of Directors

External Directors.

42.	Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and, pending the filling of any vacancy pursuant to the provisions of Article 40, may temporarily fill any such vacancy; provided, however, that if they number less than a majority of the number provided for pursuant to Article 39 hereof or if the number of External Directors drops below two, they may only act in an emergency, and must call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors provided for pursuant to Article 39 hereof, or at least two External Directors, as the case may be, are in office as a result of said meeting.

As long as the number of Directors is less than the maximum number of Directors permitted under Article 39, the continuing Directors may appoint additional Directors, up to the maximum number permitted under Article 39, to hold office until the next Annual General Meeting following such appointment by the continuing Directors.

43.
(b)    The Company will be entitled, at any time, by resolution of the shareholders at a Special General Meeting, to discharge from office any Director, provided such Director is given a reasonable opportunity to state his or her case before the shareholders at the General Meeting.  The power granted by this sub-article shall not apply to External Directors, unless such discharge is effected in accordance with Section 246 of the Companies Law.

45.	Conflict of Interests

Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any Office Holder in which contract or business such Office Holder has a personal interest, directly or indirectly; and may enter into any contract or otherwise transact any business with any third party in which contract or business an Office Holder has a personal interest, directly or indirectly.

46.
(d)        Any person that is qualified to serve as a Director may act as an Alternate Director, provided that one person may not act as an Alternate Director for more than one Director and a Director may not act as an Alternate Director for another Director.

47.
(b)        The Chairman of the Board of Directors may convene a meeting of the Board of Directors from time to time as he or she deems fit, provided that a prior written notice of at least two days shall be given unless such notice is waived in writing by all of the Directors as to a particular meeting. The notice of meeting shall include the agenda of the meeting.

(c)           Upon the receipt of a written request under any of the following circumstances, the Chairman of the Board of Directors shall, and in the absence of a Chairman, any Director receiving such written request shall convene a meeting of the Board of Directors, provided that a prior written notice of at least two days shall be given, unless such notice is waived in writing by all of the Directors as to a particular meeting:

(i)            upon the receipt of a written request from any two Directors, or in the event that there are five or less Directors serving in office at the time, upon the written request of any Director;

(ii)           upon the receipt of a written request from any Director requesting that a meeting be convened and stating that he or she has learned of an alleged violation of the law or  proper business procedure by the Company.

(iii)          upon the receipt of any written request from the Chief Executive Officer of the Company requesting an action of the Board of Directors; or

(iv)         upon the receipt of a written request from the independent auditor(s) of the Company regarding material flaws in the oversight of the Company's internal accounting methods.

48.
(d) A resolution in writing signed by the Chairman of the Board of Directors, or of a committee, provided that all the members of the Board of Directors or a committee have agreed to adopt such resolution without convening a meeting, shall be valid for every purpose as a resolution adopted at a Board of Directors' or committee meeting, as the case may be, that was duly convened and held.  .

54.	Exemption From Duty Of Care

Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Board of Directors may resolve in advance to exempt an Office Holder from all or part of such Officer Holder's responsibility or liability for damages caused to the Company due to any breach of such Office Holder's duty of care towards the Company to the maximum extent permitted by law. Notwithstanding, the Company shall not exempt a director in advance from its responsibility or liability towards the Company due to a breach of such Director’s duty of care in distribution.

61.	Payment in Kind

Upon the recommendation of the Board of Directors, a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or debenture stock of the Company or of any other companies, or in any one or more of such ways.

70.	Audit

The Company shall prepare financial statements in accordance with generally accepted accounting principles or IFRS consistently applied and as required by the Companies Law and any other applicable law.  The Company’s annual financial statements shall be audited for correctness by the Company's auditor and shall be approved and signed by the Board of Directors.

  Appendix A2

55.	Indemnification

(a)           Subject to the provisions of the Companies Law and the Securities Law 5728-1968 (the “Securities Law”) including the receipt of all approvals as required therein or under any applicable law, the Company may indemnify any Office Holder to the fullest extent permitted by the Companies Law and the Securities Law, with respect to the following liabilities, expenses and payments, provided that such liabilities, expenses and payments were incurred by such Office Holder in such Office Holder’s capacity as an Office Holder of the Company.

(i)           a monetary liability imposed on an Office Holder pursuant to a judgment in favor of another person, including a judgment imposed on such Office Holder in a compromise or in an arbitration decision that was approved by a court of law; and

 reasonable litigation expenses, including legal fees, incurred by an Office Holder as a result of criminal inquiry or an investigation or proceeding instituted against such Office Holder by a competent authority, which inquiry or investigation or proceeding has ended without the filing of an indictment and without an imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding without the filing of an indictment for an offense that does not require proof of mens rea or in connection with financial sanction (the phrases ‘‘proceeding that has ended without the filing of an indictment’’ and ‘‘financial obligation in lieu of a criminal proceeding’’ shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law).

(iii)           expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (1) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (2) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (3) infringements pursuant to the provisions of Chapter I’1 under the Securities Law.

(iv) reasonable legal expenses, including attorney’s fees, which the Office Holder incurred or with which the Office Holder was charged by a court of law, in a proceeding brought against the Office Holder, by the Company or on its behalf or by another person, or in a criminal prosecution in which the Office Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of mens rea (criminal intent); and

(v) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law.

(b)           Subject to the provisions of the Companies Law and the Securities Law, including the receipt of all approvals as required therein or under any applicable law, the Company may resolve in advance to indemnify the Company's Officer Holders for those liabilities and expenses described in Sub-Article 55(a)(i), provided that (i) in the opinion of the Board of Directors such liabilities and expenses can be foreseen at the time the undertaking to indemnify is provided, and (ii) the Board of Directors shall set a reasonable limit to the amounts for such indemnification under the circumstances, and expenses, fees and payments as specified in Sub-Article 55(a)(ii), (iii), (iv) and (v). Subject to the provision of the Companies Law and the Securites Law, the Company may also undertake to indemnify an Office Holder retroactively for expenses, fees and payments as specified in Article 55.

56.	Insurance

(a)           Subject to the provisions of the Companies Law and the Securities Law including the receipt of all approvals as required therein or under any applicable law, the Company may enter into an agreement to insure an Office Holder for any liability that may be imposed on such Office Holder in connection with an act performed by such Officer Holder in such Office Holder's capacity as an Officer Holder of the Company, with respect to each of the following:

(i)            violation of the duty of care of the Office Holder towards the Company or towards another person;

(ii)           breach of the fiduciary duty towards the Company, provided that the Office Holder acted in good faith and with reasonable grounds to assume that the action in question would not harm the best interests of the Company; and

(iii)          a financial obligation imposed on the Office Holder for the benefit of another person.

(b)           Subject to the provisions of the Companies Law and the Securities Law,   the Company may also enter into a contract to insure an Office Holder for (A) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (1) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (2) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (3) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (B) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

The Company may procure insurance for or indemnify any person who is not an Office Holder, including without limitation, any employee, agent, consultant or contractor, provided, however, that any such insurance or indemnification is in accordance with the provisions of these Articles, the Companies Law and the Securities Law.

57.	Inapplicability of Articles 54, 55, and 56

(a)           Articles 54, 55 and 56 shall not apply under any of the following circumstances:

(i)           a breach of an Office Holder's fiduciary duty, if the Officer Holder did not act in good faith and with reasonable grounds to assume that the action in question was in the best interest of the Company;

(ii)          a grossly negligent or intentional violation of an Office Holder's duty of care;

(iii)         an intentional action by an Office Holder in which such Office Holder intended to reap a personal gain illegally; and

(iv)         a fine, civil fine or financial sanction levied against the Office Holder.

Further, the Company shall not indemnify or insure any Office Holder for a  proceeding instituted against such Office Holder pursuant to the provisions of Chapter H'3, H'4, and I'1 under the Securities Law, except as permitted under these Articles of Association

Appendix B

MAGIC SOFTWARE ENTREPRISES LTD.

LETTER OF INDEMNIFICATION

___________ __, 2011

Dear ________________,

This letter agreement (the “Letter”) is provided to you in recognition that it is in the best interests of Magic Software Enterprises Ltd. (the “Company”) to provide hereunder for your indemnification to the fullest extent permitted by law.

1. The Company hereby undertakes to indemnify you to the maximum extent permitted by the Companies Law—1999 (the ‘‘Companies Law’’), and by the Securities Law-1968 (the ‘‘Securities Law’’) in respect of the following:

1.1     any monetary liability imposed on you pursuant to a judgment in favor of another person, including in a compromise or an arbitrator’s award approved by court, in respect of any act or omission (‘‘action’’) taken or made by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.2     all reasonable litigation expenses, including reasonable attorneys’ fees, expended by you or charged to you by a court of law, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal prosecution in which you are acquitted, or in any criminal prosecution of an offense which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of actions taken by you in your capacity as a director or officer of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.3     all reasonable litigation expenses, including reasonable attorneys’ fees, expended by you due to an investigation or a proceeding instituted against you by an authority qualified to conduct such investigation or proceeding, where such investigation or proceeding is concluded without the filing of an indictment against you (as defined in Section 260(a)(1a) of the Companies Law) and without any financial obligation imposed on you in lieu of criminal proceedings (as defined in Section 260(a)(1a) of the Companies Law), or that is concluded without your indictment but with a financial obligation imposed on you in lieu of criminal proceedings with respect to an offense that does not require proof of mens rea (criminal intent) or in connection with a financial sanction,, all in respect of actions taken by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.4     expenses, including reasonable litigation expenses and attorneys’ fees, incurred by you as a result of a proceeding instituted against you in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law, all in respect of actions taken by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary; and

1.5     payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law made by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary

2. Notwithstanding the aforesaid, the Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1     a breach of your fiduciary duty, except, to the extent permitted by law, for a breach of your fiduciary duty to the Company or a Subsidiary while acting in good faith and having reasonable cause to assume that the action was in the best interest of the Company or Subsidiary, as applicable;

2.2     a grossly negligent or intentional violation of your duty of care;

2.3     an intentional action in which you intended to reap a personal gain illegally;

2.4     a fine, civil fine or financial sanction levied against imposed upon you;

2.5     a proceeding instituted against you pursuant to the provisions of Chapter H’3, H’4 or I’1 under the Securities Law, except as permitted hereunder.

2.6     a counterclaim brought by the Company or in its name in connection with a claim against the Company filed by you, other than by way of defense or by way of third party notice in connection with a claim brought against you by the Company, or in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by you, which approval shall not be unreasonably withheld

3. The Company will make available all amounts payable to you in accordance with Section 1 above on the date on which such amounts are first payable by you and in any event not later than fifteen (15) days following receipt by the Company of your written request therefor (‘‘Time of Indebtedness’’), including with respect to any claim against you initiated by the Company or by any Subsidiary or in their right, and with respect to items referred to in Sections 1.2, 1.3, 1.4 and 1.5 above, not later than the date on which the applicable court or other competent authority renders its decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company, if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined by an unappealable court judgment that you are not lawfully entitled to such indemnification. As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator or other competent authority, including for the purpose of substituting liens imposed on your assets.

4.  The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director or officer of the Company or of a Subsidiary, as applicable, provided, that the obligations are in respect of actions taken by you while you were a director and/or officer, and in such capacity.

5.  The Company’s undertaking to indemnify you for the expenses mentioned in Section 1.2, 1.3, 1.4 and 1.5 (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and for the matters mentioned in Section 1.1 above shall apply only insofar as such expenses and/or matters result from your actions in the following matters or in connection therewith:

5.1     The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreement, notice, report, tender and/or other proceeding, whether in Israel or abroad;

5.2     Occurrences in connection with investments the Company and/or Subsidiaries make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary as a director, officer and/or board observer of the corporation which is the subject of the transaction and the like;

5.3     The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company or a Subsidiary;

5.4     Actions in connection with the merger of the Company and/or a Subsidiary with or into another entity;

5.5      Actions in connection with the sale of the operations and/or business, or part thereof, of the Company and/or a Subsidiary;

5.6     Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.7     Actions taken in connection with labor relations and/or employment matters in the Company and/or the Subsidiaries and trade relations of the Company and/or the Subsidiaries, including with employees, independent contractors, customers, suppliers and various service providers;

5.8     Actions in connection with the development or testing of products developed by the Company and/or the Subsidiaries, or in connection with the distribution, sale, license or use of such products, including without limitation in connection with professional liability and product liability claims;

5.9     Actions taken in connection with the intellectual property of the Company and/or the Subsidiaries, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property, including any assertion that the Company’s products infringe on the intellectual property rights or constitute a misappropriation of any third party’s trade secrets; and

5.10   Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or the Subsidiaries (including tax policies and procedures), whether such policies and procedures are published or not.

5.11   Approval of corporate actions, in good faith, including the approval of the acts of the Company’s management, their guidance and their supervision.

5.12    Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business.

5.13    Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

5.14    Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws.

6. The total aggregate amount of indemnification for which the Company undertakes to indemnify you hereunder, for all of the matters and circumstances described herein (cumulative), shall not exceed an amount equal to 25% out of the shareholders equity in the aggregate, calculated with respect to each director and officer of the Company.

7. The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

8. Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9. The Company will be entitled to any amount actually received from a third party in connection with liabilities indemnified hereunder, to be paid by you to the Company within fifteen (15) days following the receipt of the said amount.

10.  In all indemnifiable circumstances, indemnification will be subject to the following:

10.1    You shall promptly notify the Company in writing of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive or possess in connection with these proceedings or possible or threatened proceedings. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the address shown in the signature page of this Letter (or such other address as the Company shall designate to you).

10.2    Similarly, you must notify the Company in writing (addressed as described in Section 10.1 above) on an ongoing and current basis concerning all events that you suspect may possibly give rise to the initiation of legal proceedings against you.

10.3    Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney that you reasonably deem to be unacceptable. The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement.  At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.  For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not fully indemnifiable pursuant to this Letter and/or pursuant to law and further provided that any such settlement or arrangement does not impose on you any liability or limitation.

10.4   You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.5   If, in accordance with Section 10.3, the Company has taken upon itself the conduct of your defense, you shall have the right to employ counsel in any such action, suit or proceeding, but the fees and expenses of such counsel, incurred after the assumption by the Company of the defense thereof, shall be at your expense unless: (i) the employment of counsel by you has been authorized by the Company; or (ii) you and the Company shall have reasonably concluded that there may be a conflict of interest between the Company and yourself in the conduct of the defense of such action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the Company.

10.6   The Company will have no liability or obligation pursuant to this Letter to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s prior written consent to such compromise or settlement, which consent shall not be unreasonably withheld.

11.  The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2 above.

12.  If for the validation of any of the undertakings in this Letter any act, resolution, approval or other procedure is required, the Company undertakes to make its best efforts to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

13.  For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter derogates from the Company’s right (but in no way obligation) to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 6 above.  The Company may, in its sole discretion, following receipt of necessary corporate approvals, and subject to applicable law, indemnify you retroactively for actions committed prior to the date of this Letter. Your rights of indemnification hereunder shall not be deemed exclusive of any other rights you may have under the Company’s Articles of Association or applicable law or otherwise.

14.  If any undertaking included in this Letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

15.  No supplement, modification or amendment of this Letter shall be binding unless executed in writing by both of the parties hereto.  No waiver of any of the provisions of this Letter shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  Any waiver shall be in writing.

16.  This Letter and the agreements contained herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

This Letter is being issued to you pursuant to the resolution adopted by the Audit Committee on ___________, 2011, Board of Directors on ___________, 2011 and the Company’s shareholders on ____________, 2011.

Kindly sign in the space provided below to acknowledge your agreement to the contents hereof, and return this Letter to the Company.

Very truly yours,

MAGIC SOFTWARE ENTERPRISES LTD.